                                                                                        Exhibit 99.11

PEP BOYS REACHES AGREEMENT WITH BARINGTON GROUP
 TO RECONSTITUTE BOARD
- Schedules 2006 Annual Meeting -

PHILADELPHIA, PA - August 3, 2006 - The Pep Boys - Manny, Moe & Jack (NYSE: “PBY”), the nation’s leading automotive aftermarket retail and service chain, announced that it will hold its 2006 Annual Meeting of Shareholders at 9:00 a.m. on October 19, 2006. All shareholders of record as of August 25, 2006 will be entitled to vote at the meeting.

The Company also announced that director Benjamin Strauss, son of Pep Boys founder Maurice “Moe” Strauss, retired from the Board of Directors in accordance with the Board’s mandatory retirement age policy. Additionally, director Malcolmn D. Pryor resigned from the Board, citing no longer being eligible to serve on any Board committees under NYSE rules as a consequence of his son’s recent hiring by the Company’s independent auditors.

Chairman and Interim CEO William Leonard said, “On behalf of the entire Board, our more than 20,000 associates and all of Pep Boys’ constituents, I want to extend our heartfelt thanks to Ben, who has served Pep Boys’ interests faithfully and tirelessly for his entire adult life, as an officer and as a director. He will be sorely missed.”
He continued, “We are sorry to accept Malcolmn’s resignation, and thank him for the commitment that he has always shown Pep Boys during his 12 years of service.”

The Board has reached an agreement with a group of investors led by Barington Capital Group, L.P., collectively holding approximately 9.9% of the Company’s outstanding shares. Under the terms of the agreement, the Company has agreed to, among other things, appoint four new directors proposed by the Barington group to the Board, which has been increased in size to 10 directors, and make certain amendments to its shareholder rights agreement. The Barington group has agreed not to nominate persons for election as directors at the 2006 Annual Meeting and to support the reelection of the remaining six incumbent directors, as well as to abide by customary standstill provisions.

To fill the vacancies created by the increase in the size of the Board and the recent resignations by Messrs. Strauss, Pryor and Lawrence Stevenson, the Company’s former CEO, Max L. Lukens, James A. Mitarotonda and James A. Williams have joined the Board, effective immediately. Alan S. Bernikow has been chosen to join the Board subject to required approval by his former employer. Should Mr. Bernikow not receive the necessary approval, or if he is unable to serve for any other reason, then the Barington group will propose another person to fill the Board vacancy. At our 2006 Annual Meeting in October, Messrs. Bernikow, Lukens, Mitarotonda and Williams, together with current directors William Leonard, M. Shân Atkins, Peter A. Bassi, Robert H. Hotz, Jane Scaccetti and John T. Sweetwood, will stand for re-election to serve until the 2007 Annual Meeting of Shareholders.

Mr. Leonard commented, “We are pleased to add new directors of this caliber to the Board. Their collective knowledge and experience is certain to assist Pep Boys in accelerating the success of its turn-around strategy.”

Mr. Mitarotonda, the Chairman and CEO of Barington Capital Group, L.P., noted, “As one of Pep Boys’ largest shareholders, we are encouraged by the latest actions the Board has taken. I look forward to working with my fellow directors toward improving the operations and performance of the Company for the benefit of all of the Company’s shareholders.”

Mr. Bernikow is the retired Deputy Chief Executive Officer of Deloitte & Touche LLP and currently serves on the Board of Directors of Casual Male Retail Group, Inc., Revlon, Inc., Mack-Cali Realty Corporation and UBS Global Asset Management Inc.

Mr. Lukens brings executive level experience to the Board, having served as the CEO, President and Chairman of both Stewart & Stevenson Services, Inc, a manufacturer of military tactical vehicles, and Baker Hughes Incorporated, an international oilfield services company. He also has 10 years of auditing experience with Deloitte Haskins & Sells, one of the predecessor firms to Deloitte & Touche LLP. He currently serves on the Board of Directors of NCI Building Systems, Inc. and Westlake Chemical Corporation.

Mr. Mitarotonda is the Chairman and CEO of Barington Capital Group, L.P., an investment firm with a focus on concentrated value investing. He has more than 25 years of experience in both the retail and financial services sectors. He currently serves on the Board of Directors of A. Schulman, Inc., Dynabazaar, Inc. and L Q Corporation, Inc.

Mr. Williams is the President and CEO of Gold Toe Brands, Inc. He currently serves on the Board of Directors of Gold Toe Corporation, the parent company of Gold Toe Brands, Inc., and Powerlinx, Inc., and is the former Chairman of Maidenform Worldwide, Inc.

About Pep Boys:

Pep Boys has 593 stores and more than 6,000 service bays in 36 states and Puerto Rico. Along with its vehicle repair and maintenance capabilities, the Company also serves the commercial auto parts delivery market and is one of the leading sellers of replacement tires in the United States. Customers can find the nearest location by calling 1-800 -PEP-BOYS or by visiting pepboys.com.

About Barington:

Barington Capital Group, L.P. is an investment management firm that primarily invests in undervalued, small and mid-capitalization companies. Barington and its principals are experienced value-added investors who have taken active roles in assisting companies in creating or improving shareholder value.

Certain statements contained herein constitute "forward-looking statements" within the meaning of The Private Securities Litigation Reform Act of 1995. The word "guidance," "expect," "anticipate," "estimates," "forecasts" and similar expressions are intended to identify such forward-looking statements. Forward-looking statements include management's expectations regarding future financial performance, automotive aftermarket trends, levels of competition, business development activities, future capital expenditures, financing sources and availability and the effects of regulation and litigation. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. The Company's actual results may differ materially from the results discussed in the forward-looking statements due to factors beyond the control of the Company, including the strength of the national and regional economies, retail and commercial consumers' ability to spend, the health of the various sectors of the automotive aftermarket, the weather in geographical regions with a high concentration of the Company's stores, competitive pricing, the location and number of competitors' stores, product and labor costs and the additional factors described in the Company's filings with the SEC. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

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Contact:
Pep Boys, Philadelphia
Investor Contact: Harry Yanowitz, 215-430-9720
Media Contact: Bill Furtkevic, 215-430-9676
Internet: http://www.pepboys.com

Barington
Patricia Sturms, Edelman, 212-704-4496